PE 1/8/2014



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





14005492

March 3, 2014

Gary J. Simon
Hughes Hubbard & Reed LLP
simon@hugheshubbard.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-3-14

Re: Lorillard, Inc.
Incoming letter dated January 8, 2014

Dear Mr. Simon:

This is in response to your letter dated January 8, 2014 concerning the shareholder proposal submitted to Lorillard by Catholic Health Initiatives and Trinity Health. We also have received a letter on the proponents' behalf dated February 6, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

March 3, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Lorillard, Inc.
Incoming letter dated January 8, 2014

The proposal requests that the board initiate efforts to prepare appropriate materials informing poor and less formally educated tobacco users of the health consequences of smoking the company's products along with market-appropriate cessation materials.

We are unable to conclude that Lorillard has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(7) as a matter relating to the company's ordinary business operations. Accordingly, we do not believe that Lorillard may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Lorillard may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Lorillard's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that Lorillard has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Lorillard may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 6, 2014

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Lorillard, Inc.

Dear Sir/Madam:

I have been asked by Catholic Health Initiatives and Trinity Health (which Roman Catholic health institutions are hereinafter referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Lorillard, Inc. (hereinafter referred to either as "Lorillard" or the "Company"), and who have jointly submitted a shareholder proposal to Lorillard, to respond to the letter dated January 8, 2013, sent to the Securities & Exchange Commission by Hughes Hubbard & Reed LLP on behalf of the Company, in which Lorillard contends that the Proponents' shareholder proposal may be excluded from the Company's year 2014 proxy statement by virtue of Rules 14a-8(i)(7) and14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Lorillard's year 2014 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to initiate an informational campaign to inform the poor and less sophisticated populations of the dangerous health consequences of smoking.

RULE 14a-8(i)(7)

BACKGROUND

It is not necessary to rehearse the health evils of smoking. Nevertheless, new evidence appears every day. Only last month, on January 17, the Surgeon General of the United States issued a new report entitled "The Health Consequences of Smoking - 50 Years of Progress". (www.surgeongeneral.gov/library/reports) (the "Report").
In his Preface to the Executive Summary of the Report (the "Executive Summary"), Rear Admiral Boris D. Lushniak, M.D., M.P.H., the Acting Surgeon General, notes that in addition to the many diseases caused by tobacco, the Report identifies numerous additional health impairments caused by smoking:

> The 2004 report concluded that smoking affects nearly every organ of the body, and the evidence in this report provides even more support for that finding. A half century after the release of the first report, we continue to add to the long list of diseases caused by tobacco use and exposure to tobacco smoke. This report finds that active smoking is now causally

associated with age-related macular degeneration, diabetes, colorectal cancer, liver cancer [these cancers bring to 14 the numbers of types of cancer, in addition to lung cancer, caused by smoking: see Figure 1A, page 2 of the Executive Summary], adverse health outcomes in cancer patients and survivors, tuberculosis, erectile dysfunction, orofacial clefts in infants, ectopic pregnancy, rheumatoid arthritis, inflammation, and impaired immune function. In addition, exposure to secondhand smoke has now been causally associated with an increased risk for stroke.

Smoking remains the leading preventable cause of premature disease and death in the United States.

These themes are reflected in the "Overview" section of the Executive Summary:

> [T]he current rate of progress in tobacco control is not fast enough, and much more needs to be done to end the tobacco epidemic. Unacceptably high levels of smoking-attributable disease and death , and associated costs, will persist for decades *without changes in our approach* to slowing and even ending the epidemic. If smoking persists at the current rate among young adults in this country, 5.6 million of today's Americans younger than 18 years of age are projected to die prematurely from a smoking-related illness. . . .
>
> As these figures illustrate, the harms historic patterns of tobacco use in the United States, and especially by cigarette smoking, are staggering. More than 10 times as many U.S. citizens have died prematurely from cigarette smoking than have died in all the wars fought by the United States during its history. (At p. 1 of the Executive Summary, emphasis supplied.)

The Report states that "smoking is responsible for more than 480,000 premature deaths annually" [up from prior estimates of 400,000] and that "[m]ore than 87% of lung cancer deaths, 61% of all pulmonary disease deaths and 32% of all deaths from coronary heart disease" are attributable to smoking. (Page 2.)

Dr. Thomas R. Frieden, the Director of the Centers for Disease Control and Prevention, in his Forward to the Executive Summary, after first noting that "[t]obacco has killed more than 20 million people [20,830,000 per Table 1. Page 1 of the Executive Summary] prematurely since the first Surgeon General's report in 1964" goes on to say that since "the decline in the prevalence of smoking has slowed in recent years [therefore] smoking-attributable mortality is expected to remain at high and unacceptable levels for decades to come unless urgent action is taken". He then goes on to explain where such urgent action must be focused:

> Tobacco control efforts need to not only address the general population, but also to *focus on populations with a higher prevalence of tobacco use and lower rates of quitting.* These populations include people from some racial/ethnic minority groups, people with mental illness, *lower educational levels and socioeconomic status,* and certain regions of the country. We now have proven interventions and policies to reduce tobacco initiation and use among youth and adults. (Emphasis supplied.)

The Report is quite explicit in stating that specific new measures must be taken and "identifies specific measures that should be taken immediately" to combat the tobacco epidemic. (At p. 3)

These themes are reflected in the "Major Conclusions from the Report" (page 4), which include:

> 2. The tobacco epidemic was initiated and has been sustained by the aggressive strategies of the tobacco industry, which has deliberately misled the public on the risks of smoking cigarettes.
>
> 7. Although cigarette smoking has declined significantly since 1964, very large disparities in tobacco use remain across groups defined by race, ethnicity, education level and socioeconomic status and across regions of the country.

This conclusion number 7 is supported by a number of statistical tables in Chapter 13 of the Report. For example, Table 13. 4 (p. 712) shows that cigarette smoking is 62.5% more likely among those below the poverty level than those above it. And even more likely (65%) among males below the poverty level. An even more dramatic difference can be seen in the same table with respect to education. A person with less than a high school education is 300% more likely to smoke cigarettes than is a college graduate. Even a high school graduate is 263% more likely to smoke cigarettes than is a college graduate. These differences are even more dramatic when the question is daily cigarette smoking rather than intermittent smoking. Thus Table 13.7 (page 715) shows that someone with less than high school education is more than four times likely to smoke daily than is a college graduate and even high school graduates are more than three and one half times more likely to smoke daily than is a college graduate. Finally, Table 13.9 (page 718) shows that those above the poverty level are two-thirds more likely to shave successfully quit smoking while those with a college education are far more likely (45%) to have successfully quit smoking than those with a high school diploma or compared with those with only some high school (70%).

Chapter 13 of the Report concludes with a section called "Summary and Implications", which begins (page 761) as follows:

> Cigarette smoking among both youth and adults has declined since 1964. However, declines in the prevalence of cigarette smoking among adults have slowed in recent years. Survey data indicate that *tobacco control efforts need to not only address the population generally but also to focus on subpopulations with a higher prevalence of tobacco use and lower rates of quitting.* Some of the highest prevalence rates have been observed among persons of lower socioeconomic status . . . [and] high school dropouts . . . (Emphasis supplied.)

The Proponents' shareholder proposal attempts to tackle the Surgeon General's call for new initiatives to address the two largest of the subpopulations with higher prevalence of tobacco use and lower rates of quitting.

Rule 14a-8(i)(7)

Although the Company claims that the Proponents' shareholder proposal would adversely affect its litigation strategy in pending lawsuits, at no point does it even attempt to establish that any of the specific populations referred to the Proponents' proposal is the subject matter of a lawsuit against it. Rather, its argument proves too much. It would be equally applicable to any shareholder proposal to a tobacco company that called on it to take any action with respect to its deadly product. Such a contention has been consistently rejected by the Staff. *R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2002); *R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2000); *Phillip Morris Companies Inc.* (February 22, 1999). See also *RJR Nabisco Holdings Corp* (Feb. 23, 1998); *RJR Nabisco Holdings Corporation* (Feb. 13, 1998).

The Staff decisions cited by the Company are readily distinguishable. Each involved a specific aspect of its tobacco business thus was, in fact, the exact subject of litigation. For example, *Reynolds American Inc.* (March 7, 2007) involved a shareholder proposal requesting that the company detail in numerous venues the health hazards to minors of the secondhand smoke from its cigarettes. In its no-action letter request, the company stated that it was "currently litigating six separate cases brought by or on behalf of individuals or their survivors alleging personal injury as a result of exposure to secondhand smoke from Reynolds Tobacco's products. In these cases, the principal issue is the health hazards of secondhand smoke, with plaintiffs having alleged that exposure to secondhand smoke from Reynolds Tobacco's products caused death, illness or physical and emotional distress." Nowhere in its letter does Lorillard claim any such direct tie between the shareholder proposal and any litigation against it. Instead, the Company merely says that it is involved in a lot (thousands of cases) of tobacco litigation and that the request to inform certain tobacco users "of the health consequences of smoking" and information about "smoking cessation materials" would hurt them in that litigation. It is difficult in the extreme to imagine how compliance with the proposal could possibly adversely affect litigation strategy since the company already does both of those things. As stated in the carryover paragraph on pages two and three of its letter, the Company avers:

> The Company already has in place and actively maintains... information on the health effects of smoking [and] smoking cessation assistance... what it believes is through and extensive information to educate and warn consumers regarding the health consequences of smoking.. These include

widespread materials. . . regarding the negative health consequences of smoking as well as links to cessation materials to assist tobacco users.

It is difficult in the extreme to understand how litigation strategy could be adversely affected by a proposal requesting that the company do what it claims it is already doing.

It is even more difficult to understand how the Company can claim that targeting its anti-smoking activities at specific groups leaves it venerable in litigation when it already targets one such group, namely youth. (See p. 5 of the Company's no-action letter request.)

Although it is probably overkill, it should also be pointed out that the other tobacco cases cited by the Company similarly involved proposals whose content was the exact crux of pending litigation. Thus, *Reynolds American Inc.* (Feb 10, 2006), involved a proposal that the company "undertake a campaign aimed at African Americans appraising the of the unique health hazards associated with smoking menthol cigarettes" at a time when (according to the company's no-action request letter) the company was currently litigating (i) a "case in which one of the plaintiffs' principal allegations relates to the defendants' marketing menthol cigarettes to the African American community and the claim that the use of menthol cigarettes by the African American community poses unique health hazards and (ii) multiple cases relating to allegations by plaintiffs claiming the use of the terms 'light' and 'ultralight' in product descriptions is deceptive". The no-action letter in *R.J. Reynolds Tobacco Holdings, Inc.* (February 6, 2004) involved a similar proposal concerning "ultralight" and "light" cigarettes at a time when the company was the subject of numerous lawsuits claiming that such terms were deceptive. Finally, in *Phillip Morris Companies Inc.* (February 4, 1997) the proposal, in the words of counsel for that company, was "little more than an attempt to second-guess Phillip Morris USA's decision to challenge the legality of the action of the FDA in adopting the Regulations".

In conclusion, the Company's contention that the Proponents' shareholder proposal affects its litigation strategy is, quite frankly, absurd.

Rule 14a-8(i)(10)

The long-standing criterion for the application of Rule 14a-8(i)(10) is "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines in the proposal". *Texaco, Inc.* (March 28, 1991). Substantial implementation under the Rule thus requires an issuer's actions to have satisfactorily addressed its underlying concerns and its essential objective. That definition of substantial implementation is the standard set forth in the no-action letter requests relied upon by the Company. *Exelon Corp* (February 26, 2010); *Johnson & Johnson* (February 17, 2006). It is manifestly evident that the underlying concern and essential objective of the Proponents' proposal have ***not*** been met by Lorillard. The Proponents' concern is that the groups that have the highest percentage of smokers and the lowest success in quitting smoking should be specifically addressed. In the words of Chapter 13 of the Report (at p. 761), *tobacco control efforts need to not only address the population generally but also to focus on subpopulations with a higher prevalence of tobacco use and lower rates of quitting.* Nothing in the Company's no-action request letter indicates that it is meeting or plans to meet the underlying concern or essential objective of the Proponents' shareholder proposal. Quite the contrary, the gravamen of Lorillard's ordinary business argument is precisely that it will not and should not implement the Proponents' shareholder proposal.

In this connection, we note that research has shown that the tobacco industry's marketing strategies have specifically targeted certain low income groups. See *Tobacco industry marketing to low socioeconomic status women in the USA* (www.tobaccocontrol.bmj.com) (published January 24, 2014).

Additionally, we draw the Staff's attention to numerous instances where it has denied 14a-8(i)(10) relief when an issuer has adopted some broad policy, but the shareholder has requested that it also adopt a narrower, more specifically directed policy as well, which is the instant situation. See, e.g., *Spectra Energy Corp.* (December 27, 2012); *The Home Depot, Inc.* (February 21, 2012); *General Electric Company* (January 12, 2006; *Hewlett-Packard Company* (January 5, 2006); *Quest Communications International Inc.* (March 4,2005); *The Dow Chemical Company* (February 23, 2005); *Wal-Mart stores, Inc.* (April 3, 2002).

In summary, Lorillard has not carried its burden of proving that it has substantially implemented the Proponents' shareholder proposal. Not surprisingly, Lorillard's current efforts do not specifically address its smoking information and smoking cessation programs toward its best customers, namely those below the poverty level and those with little education. Thus, its anti-smoking activities are designed to fail. The Proponents' shareholder proposal requests that the Company undertake an effective campaign with respect to the groups most likely to smoke. Since Lorillard has no such program, the proposal cannot be moot.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Colleen Scanlon
Cathy Rowan
Rev. Michael Crosby

Hughes
Hubbard

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Fax: 212-422-4726
hugheshubbard.com

By e-mail: shareholderproposals@sec.gov

January 8, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Lorillard, Inc. – Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of Catholic Health Initiatives and Trinity Health

Ladies and Gentlemen:

On behalf of our client, Lorillard, Inc., a Delaware corporation (the "Company" or "Lorillard"), we submit this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") received from Catholic Health Initiatives ("CHI") on November 22, 2013 and received from CHI's co-filer, Trinity Health ("Trinity," and together with CHI, the "Proponents"), on December 2, 2013, from its proxy materials for its 2014 Annual Meeting of Shareowners (the "2014 Proxy Materials"). The Company requests confirmation that the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(7) and/or Rule 14a-8(i)(10) under the Exchange Act.

A copy of the Proposal and all relevant correspondence with CHI is attached as Exhibit A. A copy of all relevant correspondence with Trinity is attached as Exhibit B. In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachments are simultaneously being sent to the Proponents as notice of the Company's intent to omit the Proposal from the 2014 Proxy Materials as required by Rule 14a-8(j).

The Company currently intends to file definitive copies of its 2014 Proxy Materials with the Commission on or about April 4, 2014, and this letter is being sent to the Staff more than 80 calendar days before such date in accordance with Rule 14a-8(j).

I. Proposal

The "Resolution" portion of the Proposal reads as follows:

RESOLVED, the Board of Directors of Lorillard initiate efforts within six months of the annual meeting to prepare appropriate materials (similar to the success that has been noted with parallel materials for youth) informing poor and less formally educated tobacco users of the health consequences of smoking our products along with market-appropriate cessation materials. A report on this material's preparation and method of distribution shall be made available to requesting shareholders, at an appropriate cost, within one year of the 2014 annual meeting.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations, specifically affecting the Company's litigation strategy and how it defends litigation.

III. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." See, *Exchange Act Release No. 20091* (Aug. 16, 1983) (the "1983 Release") and *Exchange Act Release No. 12598* (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See Exchange Act Release No. 40018* (May 21, 1998) (the "1998 Release").

The Company believes that the Proposal has been substantially implemented, and that it may properly omit the Proposal from its 2014 Proxy Materials in accordance with Rule 14a-8(i)(10). The Proposal calls for the preparation of materials to inform low-income and less formally educated tobacco users about the health consequences of smoking the Company's products along with market-appropriate cessation materials. Further, the Proposal requests that the board prepare a report on the material's preparation and distribution. The Company already has in place and actively maintains, through its publicly-available website, which contains links to third-party providers of information on the health effects of smoking, smoking cessation assistance and youth smoking prevention, what it believes is thorough and extensive information to educate and warn consumers regarding the health consequences of smoking. These include widespread materials and extensive other efforts directed to all smokers, including the specific audience the Proponents have targeted, regarding the negative health consequences of smoking as well as links to cessation materials to assist tobacco users.

The standard the Staff has applied in determining if a proposal has been substantially implemented is whether a company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Accordingly, a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10) – all that is required is that the Company has in place policies and procedures relating to the subject matter of the proposal. *See Talbots Inc.* (Apr. 5, 2002) (proposal requesting the company to commit itself to implementation of a code of conduct based on International Labor Organization human rights was substantially implemented where the company had established its own business practice standards). For example, in *Duke Energy Corp.* (Feb. 21, 2012), the Staff permitted exclusion of a proposal which requested that an independent board committee assess and prepare a report on the company's actions to build shareholder value and reduce greenhouse gas and other air emissions, noting that the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal and that Duke Energy has, therefore, substantially implemented the proposal." *See also Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and nonmonetary political contributions where the company adopted corporate political contributions guidelines); *ConAgra Foods, Inc.* (Jul. 3, 2006) (permitting exclusion on substantial implementation grounds of a proposal requesting a sustainability report where the company already published a sustainability report as part of its corporate responsibilities report).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company has satisfied the essential objectives of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. *See, e.g., Masco Corp.* (Mar. 29, 1999) (permitting exclusion on substantial implementation grounds where the company adopted a version of the proposal with slight modifications and clarification as to one of its terms); *see also MGM Resorts International* (Feb. 28, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion on substantial implementation grounds of a proposal directing management to verify employment legitimacy of U.S. employees and terminating employees not in compliance where the company confirmed it complied with existing federal law to verify employment eligibility and terminate unauthorized employees); *The Gap Inc.* (Mar. 16, 2001) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders).

The Staff has also consistently granted requests for no-action relief relating to shareholder proposals requesting the issuance of a report when the company could demonstrate that it had published the relevant information on its public website. In *Raytheon Co.* (Jan. 25, 2006), the Staff concurred with the exclusion of a proposal requesting that the board of directors issue a sustainability report to stockholders where the company already published on its website a "Stewardship Report," which addressed substantially all of the areas suggested by the proposal. *See, also, Aetna Inc.* (Mar. 27, 2009) (permitting exclusion of a proposal requesting a report describing the company's policy responses to concerns about gender and insurance when the company had published a paper addressing such issues); *Wal-Mart Stores, Inc.* (Mar. 10, 2008) and *Dow Chemical Company* (Mar. 5, 2008) (in each case permitting exclusion of a proposal requesting global warming report when the company already generally addressed the issue).

In the present case, the Company has substantially implemented the Proposal through its voluntary communications, programs implemented as part of its settlement with the various states and disclosures mandated by federal statutes, rules and regulations. In 1965, Congress enacted the federal Cigarette Labeling and Advertising Act (the "Labeling Act"), 15 U.S.C. §§ 1331 *et seq.*, to "establish a *comprehensive* Federal program to deal with cigarette labeling and advertising with respect to any relationship between smoking and health, whereby...the public may be *adequately informed* about any adverse health effects of cigarette smoking by inclusion of warning notices on each package of cigarettes and in each advertisement of cigarettes...." 15 U.S.C. § 1331 (emphases added). Congress deemed the warnings in the Labeling Act "both necessary and sufficient" to warn smokers about the health risks of smoking. *Medtronic, Inc. v. Lohr*, 518 U.S. 470, 489 n.9 (1996); *see also Cipollone v. Liggett Group, Inc.*, 505 U.S. 504 (1992). Further, pursuant to the Federal Comprehensive Smoking Education Act of 1985, the Company is required to and does prominently place on its cigarette packaging and advertising displays one of the four warning statements below, on a rotating basis:

(1) "SURGEON GENERAL'S WARNING: Smoking Causes Lung Cancer, Heart Disease, Emphysema, and May Complicate Pregnancy."

(2) "SURGEON GENERAL'S WARNING: Quitting Smoking Now Greatly Reduces Serious Risks to Your Health."

(3) "SURGEON GENERAL'S WARNING: Smoking By Pregnant Women May Result in Fetal Injury, Premature Birth, and Low Birth Weight."

(4) "SURGEON GENERAL'S WARNING: Cigarette Smoke Contains Carbon Monoxide."

The Company is in compliance with these statutory requirements, which reach all smokers, including the specific audience targeted by the Proponents. In addition, the Family Smoking Prevention and Tobacco Control Act of 2009 (the "Tobacco Control Act") will require the placement of larger and more severe health warnings, including possible graphic images, on all cigarette packaging and advertising upon the Food and Drug Administration's development and implementation of final regulations. The text of these required warnings is provided to the public on the Company's website.[1]

The Company devotes resources to providing access to information, resources and articles focusing on the hazards of cigarette smoking and links to cessation materials. This type of information is posted under the "Responsibility—Smoking and Health" and "Responsibility—Smoking and Health—Addiction" tabs on the Company's website (the "Resources").[2] The Proposal relates to concerns regarding the need for an effort to inform the public, including low-income and less formally educated smokers, of the health consequences of smoking the Company's tobacco products and cessation materials. The Resources specifically address the concerns raised in the Proposal and the supporting statement because they educate the public about the risks and health issues relating to smoking and serve as a significant warning to the public about the risks of smoking. Furthermore, the Resources include and provide access to cessation materials. The Company highlights the 24-hour toll-free number to the National Network of Tobacco Cessation Quitlines and links to third-party sites which provide additional information and resources regarding the negative health consequences associated with smoking the Company's tobacco products as well as other sites to help smokers quit smoking. For example, the links posted under the "Responsibility—Smoking and Health—Smoking and Health Information" tab on the Company's website includes a hyperlink to the National Cancer Institute's Smokefree.gov site which contains further information on the health effects of smoking and several methods for quitting.

In addition, the Company has launched a Youth Smoking Prevention Program (the "Program"), which is available under the "Responsibility—Youth Smoking Prevention" tabs on the Company's website.[3] The Youth Smoking Prevention Program is designed to discourage all youth from smoking by promoting parental involvement and assisting parents in discussing the issue of smoking with their children. While this website is designed to target youth prevention, the information on the Company website under Smoking and Health regarding the negative health consequences of smoking the Company's products is applicable to smokers of all ages. The Company is also a member of the Coalition for Responsible Tobacco Retailing which through its "We Card" program trains retailers in how to prevent the purchase of cigarettes by underage persons.

Each of these measures shows that the Company has substantially implemented the elements of the Proposal related to the Company's involvement in informing the public, including low-income and less formally educated tobacco users, of the health consequences of smoking the Company's products as well as providing links to cessation materials.

---

[1] http://www.lorillard.com/responsibility/smoking-and-health/cigarette-smoking-and-disease-in-smokers/
[2] http://www.lorillard.com/responsibility/smoking-and-health/
[3] http://www.lorillard.com/responsibility/youth-smoking-prevention/

The Company's principal operating subsidiary, Lorillard Tobacco Company ("Lorillard Tobacco"), is also a party to the Master Settlement Agreement among major tobacco manufacturers and 46 states and various other governments and jurisdictions (the "MSA").[4] The MSA was entered into in 1998 along with Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company (the other "Original Participating Manufacturers") to settle asserted and unasserted health care cost recovery and other claims. In addition, Lorillard Tobacco and certain other U.S. tobacco product manufacturers previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (the "Initial State Settlements," and together with the MSA, the "State Settlement Agreements"). Lorillard Tobacco elected to enter into the MSA over 15 years ago and has been in compliance therewith since such time. Lorillard Tobacco agreed to the principles included in the recitals section of the MSA as set forth below.[5]

> "WHEREAS, the undersigned Settling State officials believe that entry into this Agreement and uniform consent decrees with the tobacco industry is necessary in order to further the Settling States' policies designed to reduce Youth smoking, to promote the public health and to secure monetary payments to the Settling States;" and
>
> "WHEREAS, the Settling States and the Participating Manufacturers wish to avoid the further expense, delay, inconvenience, burden and uncertainty of continued litigation (including appeals from any verdicts), and, therefore, have agreed to settle their respective lawsuits and potential claims pursuant to terms which will achieve for the Settling States and their citizens significant funding for the advancement of public health, the implementation of important tobacco-related public health measures, including the enforcement of the mandates and restrictions related to such measures, as well as funding for a national Foundation dedicated to significantly reducing the use of Tobacco Products by Youth."

Each of these clauses demonstrates the Company's substantial implementation of the objective of the Proposal because in executing the MSA, the Company is required to focus on the negative health consequences of tobacco products and provide financial support to the states to educate the public of such health issues.

Moreover, in compliance with its obligations under the MSA, the Company has paid billions of dollars[6] over that time period, and a portion of these payments was initially used to fund a charitable foundation, known as Legacy (the "Foundation"), created by the MSA to implement a variety of programs to educate the public, regardless of education or income level, on the hazards of smoking. The Foundation was tasked with, among other things, carrying out a nationwide sustained advertising and education program to (a) counter youth tobacco use and (b)

---

4 http://www.lorillard.com/about-us/legislation/summary-of-maiser-settlement-agreement/

5 See page 2 of the MSA, which is available as part of the Company's SEC filings: http://www.sec.gov/Archives/edgar/data/60086/0000060086-98-000009.txt

6 Most recently, in 2012 and 2013 the Company paid over $2.0 billion as required under the State Settlement Agreements.

educate consumers about the cause and prevention of diseases associated with the use of tobacco products.[7] Initial funding for the Foundation was made by the Original Participating Manufacturers in annual payments of $25 million over ten years. In addition, the MSA provided for an industry-funded $1.45 billion national public education fund for tobacco control to carry out the foregoing advertising and education program. The Foundation's website provides an extensive history of its education initiatives in furtherance of these objectives.[8]

The Company has also paid millions of dollars[9] since 2009 pursuant to the Tobacco Control Act to fund the activities of the Food and Drug Administration ("FDA"), including a "comprehensive strategy for public education" regarding the health risks of tobacco products.[10] In its report to Congress, FDA stated that it had awarded contracts in 2012 of up to $600 million over five years to conduct "sustained, multi-media campaigns that will enable FDA to educate the public, and vulnerable youth populations in particular, about the harms and risks of regulated tobacco products."[11] In addition, FDA's website provides extensive public information regarding the health consequences of tobacco use.

The Company continues to provide the public with information regarding its tobacco product advertising and marketing efforts. In a July 26, 2010 report submitted to FDA, in response to a request for comment on "Tobacco Product Advertising and Promotion to Youth and Racial and Ethnic Minority Populations," the Company outlined its entire advertising and marketing strategies. The Company's submission is available to the public on the Company's website.[12] With respect to the Company's direct marketing efforts, the Company explained that, "there are no distribution, editorial or other distinctions made based on gender, race/ethnicity, income, education or geographic location."

The facts in this case are distinguishable from those in *Terex Corporation* (Mar. 18, 2005), in which the Staff did not permit exclusion on substantial implementation grounds. Unlike the Company, Terex claimed that it substantially implemented the proposal by including on its website its views regarding corporate citizenship and making reference to a variety of other public disclosures including filings made with the Securities and Exchange Commission. The Company's claim of substantial implementation may be distinguished from Terex's because the Company has prepared and published extensive materials on the health consequences of smoking the Company's tobacco products and has highlighted this information on its website and provided third-party websites that address cessation materials which include extensive resources

---

7 See page 44 of the MSA.

8 http://www.legacyforhealth.org/about/our-history

9 In 2012 and 2013, the Company paid approximately $138 million in FDA user fees per the Tobacco Control Act.

10 Food and Drug Administration Report to Congress, titled "Progress and Effectiveness of the Implementation of the Family Smoking Prevention and Tobacco Control Act," dated May 23, 2013, at pp. 26-27; available at http://www.fda.gov/downloads/TobaccoProducts/GuidanceComplianceRegulatoryInformation/UCM371271.pdf.

11 Id at p. 26.

12 http://www.lorillard.com/pdf/fda/response_FDA_request_tobacco_product_adv.pdf

and support to the public, including low-income and less-educated tobacco users, consistent with the objectives requested by the Proposal.

The Company has substantially implemented the Proposal under Rule 14a-8(i)(10) because it has fulfilled the Proposal's essential objective of providing the public, regardless of income or education level, with information through the MSA, Program, Foundation and Resources regarding the health consequences of smoking the Company's tobacco products and links to cessation materials to assist tobacco users. Based on the foregoing, the Company believes the Proposal may be excluded from the 2014 Proxy Materials.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's 1998 Release, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing *Exchange Act Release No. 12999* (Nov. 22, 1976)).

We believe that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal would adversely affect the Company's and Lorillard Tobacco's litigation strategy in pending lawsuits and is therefore excludable as relating to the Company's ordinary business operations.

As of October 17, 2013, 7,795 product liability cases are pending against cigarette manufacturers in the United States. Lorillard Tobacco is a defendant in 6,871 of these cases. The Company is a co-defendant in 658 pending cases. A total of 4,237 of these lawsuits are *Engle* Progeny Cases and 2,572 are Flight Attendant cases. In addition to the product liability cases, Lorillard Tobacco and in some instances the Company are defendants in other types of cases. [13]

[13] The Company respectfully refers the Staff to Note 20, "Legal Proceedings," of the Company's Form 10-Q, for the quarterly period ended September 30, 2013, filed on October 23, 2013, which defines "Engle Progeny Cases," "Flight Attendant Cases" and "Pending Cases."

The premise of the Proposal is in direct contradiction to positions the Company and Lorillard Tobacco take in pending litigation and will take in future litigation. In virtually all of the Company's and Lorillard Tobacco's pending product liability cases, one of the central issues litigated is that of the plaintiff's awareness of the health risks of smoking tobacco cigarettes. One of Lorillard Tobacco's central defenses is that the plaintiff was aware or should have been aware of the risks of smoking. Although the Company and Lorillard Tobacco would disagree, counsel for plaintiffs in current litigation would likely argue that if the Company implemented the Proposal, it would represent an admission by the Company and Lorillard Tobacco that certain members of the public are not sufficiently aware of the health risks of smoking and that different segments of the population require different forms of communication and different messages in order to become aware of the risks of smoking. Counsel for plaintiffs would likely further argue that Lorillard's former and current efforts to educate the public were unreasonable with respect to certain segments of the population. This argument might also be made in the punitive damages phase of a trial to argue that the significant efforts Lorillard has made to educate the public should be disregarded by the jury as being ineffective as to some people, and therefore that the jury should impose increased punitive damages. The Proposal therefore concerns subject matter at the heart of litigation involving the Company and Lorillard Tobacco. And, by providing a potential basis, however dubious, for counsel for plaintiffs to make these additional arguments, the Proposal directly contradicts the Company's and Lorillard Tobacco's litigation strategy. The Proposal is therefore properly excludable under Rule 14a-8(i)(7).

The Staff has consistently concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals that implicate and seek to oversee a company's ordinary business operations, including when the subject matter of the proposal is the same as or similar to that which is at the heart of litigation in which a company is then involved. *See, e.g., Reynolds American Inc.* (Mar. 7, 2007) (permitting exclusion, as relating to litigation strategy, of a proposal requesting that the company provide information on the health hazards of secondhand smoke, including legal options available to minors to ensure their environments are smoke free, where the company was currently litigating six separate cases alleging injury as a result of exposure to secondhand smoke and a principal issue concerned the health hazards of secondhand smoke); *AT&T Inc.* (Feb. 9, 2007) (concurring in the exclusion, as relating to ordinary business operations (i.e., litigation strategy), of a proposal requesting that the company issue a report containing specified information regarding the alleged disclosure of customer records to governmental agencies, while the company was a defendant in multiple pending lawsuits alleging unlawful acts by the company in relation to such disclosures); *Reynolds American Inc.* (Feb. 10, 2006) (proposal requesting that the company notify African Americans of the unique health hazards to them associated with smoking menthol cigarettes excludable under the "ordinary business" exception as relating to litigation strategy, where the company noted that undertaking such a campaign would be inconsistent with positions it was taking in denying such health hazards as defendant in a lawsuit alleging that the use of menthol cigarettes by the African American community poses unique health risks to this community); *Philip Morris Companies Inc.* (Feb. 4, 1997) (noting that although the Staff "has taken the position that proposals directed at the manufacture and distribution of tobacco-related products by companies involved in making such products raise issues of significance that do not constitute matters of ordinary business," the company could exclude a proposal that "primarily addresses the litigation strategy of the Company, which is viewed as inherently the ordinary business of management to direct").

In *R.J. Reynolds Tobacco Holdings, Inc.* (Feb. 6, 2004), the Staff concurred in the exclusion of a proposal that directed the company to stop using the terms "light," "ultralight," "mild" and similar words in marketing cigarettes until shareholders could be assured through independent research that light and ultralight brands actually reduce the risk of smoking-related diseases. At the time the proposal was submitted, the company was a defendant in multiple lawsuits in which the plaintiffs were alleging that the terms "light" and "ultralight" were deceptive. The company argued in its no-action request that implementing the proposal while the lawsuits were pending "would be a de facto admission by the Company that 'light' and 'ultralight' cigarettes do not pose reduced health risks as compared to regular cigarettes.... Whether 'light' and 'ultralight' cigarettes pose reduced health risks as compared to regular cigarettes is an issue at the heart of the Company's ... litigation." *See also Exxon Mobil Corp.* (Mar. 21, 2000) (proposal requesting immediate payment of settlements associated with Exxon Valdez oil spill excludable as relating to litigation strategy and related decisions). Similar to the R.J. Reynolds Tobacco proposal, the Proposal relates to actions or statements the Company may take in response to an issue that is the subject of pending litigation. Plaintiffs in pending or future litigation may argue that the disclosure of any reports or materials the Company would distribute or provide regarding the health consequences of the Company's tobacco products should be viewed as an admission by the Company in the pending litigation, just as in R.J. Reynolds Tobacco.

Every company's management has a basic responsibility to defend the company's interests against unwarranted litigation. A shareholder proposal that interferes with this obligation is inappropriate, particularly when the company is involved in pending litigation on the very issues that form the basis for the proposal. For that reason, the Staff consistently has viewed shareholder proposals that implicate a company's conduct of litigation or its litigation strategy as properly excludable under the "ordinary course of business" exception contained in Rule 14a-8(i)(7). *See, e.g., NetCurrents, Inc.* (May 8, 2001) (excluding a proposal as relating to company's ordinary business operations (i.e., litigation strategy) where the proposal required the company to file suit against certain of its officers for financial improprieties); *Benihana National Corp.* (Sept. 13, 1991) (permitting exclusion under Rule 14a-8(c)(7) of a proposal requesting the company to publish a report prepared by a board committee analyzing claims asserted in a pending lawsuit).

The Proposal is distinguishable from *The Dow Chemical Co.* (Feb. 11, 2004), in which the Staff did not concur in the exclusion of a proposal that requested a report describing any new initiatives instituted by management to address the health, environmental, and social concerns of survivors of the incident at the Bhopal Facility in India. In Dow, the information requested did not implicate the subject matter of then-pending litigation involving the company. Dow was then involved as a defendant in a lawsuit alleging that the Bhopal Facility caused pollution that resulted in personal injuries. The claims at issue in that case concerned a leak of toxic gas at a facility owned by Union Carbide Corporation, which Dow subsequently acquired. In that instance, the occurrence of the gas leak was not contested, and Union Carbide Corporation publicly accepted responsibility for the tragedy. Thus, the proposal at issue in Dow did not concern the issue being litigated and, thus, did not implicate the company's litigation strategy. Unlike the Dow proposal, the Proposal at issue directly concerns the subject matter of pending litigation. As discussed above, the Company is involved in pending litigation in which one of the central issues is the plaintiff's awareness of smoking's health risks. Therefore, the Proposal, concerns a principal legal issue in pending litigation involving the Company and Lorillard Tobacco.

In summary, the Proposal requests that the Company take action that would be used against it by plaintiffs in pending litigation against the Company at the same time that the Company is actively challenging those plaintiffs' allegations. Moreover, the premise of the Proposal is in direct contradiction to positions the Company and Lorillard Tobacco take in pending litigation and will take in future litigation. In this regard, the Proposal seeks to substitute the judgment of shareholders for that of the Company on decisions involving litigation strategy by requiring the Company to take action that is contrary to its legal defense in pending litigation. Thus, implementation of the Proposal would intrude upon the Company management's exercise of its day-to-day business judgment with respect to pending litigation in the ordinary course of its business operations. Accordingly, we believe that the Proposal may be excluded from the Company's 2014 Proxy Materials under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

V. <u>Conclusion</u>

Based on the foregoing, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2014 Proxy Materials.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (212) 837-6770. Thank you for your attention to this matter.

Respectfully yours,



Gary J. Simon

cc: Ron Milstein
Ronald O. Whitford, Jr.
Colleen Scanlon, RN, JD (Catholic Health Initiatives)
Catherine M. Rowan (Trinity Health)

EXHIBIT A


CATHOLIC HEALTH
INITIATIVES®

A spirit of innovation, a legacy of care.

198 Inverness Drive West
Englewood, CO
80112

Phone 303.298.9100
Fax 303.298.9690
catholichealthinitiatives.org

November 21, 2013

Lorillard, Inc.
Murray S. Kessler, CEO
714 Green Valley Road
New York, NC 27408

Dear Mr. Kessler:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, with operations in 18 states, including 87 hospitals; 40 long-term care, assisted- and residential-living facilities; two academic medical centers; two community health-services organizations; two accredited nursing colleges; and home health agencies. As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions.

The use of tobacco products continues to be an enormous health problem in the United States and throughout the world. Tobacco usage prevalence is higher and particularly problematic for persons who are poor and their families. Such usage can create even greater poverty. Catholic Health Initiatives requests that the Lorillard Board of Directors authorize and oversee the development of appropriate materials to educate persons who are poor and less formally educated on the health consequences of smoking and the benefits of smoking cessation.

Catholic Health Initiatives is the beneficial owner of approximately 132 shares of stock in Lorillard, Inc. Through this letter we notify the company of our intention to file the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition we request that we be listed as the primary filer of this resolution in the company proxy statement.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules.

Colleen Scanlon, Senior Vice President, Advocacy will serve as the contact for Catholic Health Initiatives and can be reached at 303-383-2693. It is our tradition as a religiously sponsored organization to seek dialogue with companies on the issue in the resolution offered to the shareholders. We hope that a discussion of this sort is of interest to you as well.

Sincerely,

Kevin E. Lofton

Kevin E. Lofton
President and CEO

Attachments
KEL/CS/dm

cc: Julie Wokaty, Interfaith Center on Corporate Responsibility

WHEREAS, tobacco-use, poverty and lower-educational levels are intrinsically linked. The World Health Organization states: "Tobacco and poverty have become linked in a vicious circle, through which tobacco exacerbates poverty and poverty is also associated with higher prevalence of tobacco use. Several studies from different parts of the world have shown that smoking and other forms of tobacco use are much higher among the poor" (www.who.int/tobacco/research/economics/rationale/poverty/en/indesx.html)

In the United States, partly due to various tobacco control programs, smoking rates have declined among all demographic groups except two: people who are poor and less-educated.

The New York Department of Health has shown "the decline in smoking has not occurred among the poor—those least able to afford the cost of cigarettes and the consequences of addiction." Among those with household incomes less than $15,000 a year, the smoking rate has not changed in the past 10 years.

Regarding those less educated, it stated:

> Smoking rates have not changed for the less educated, poorer segments of society. Smoking among those with less than a high school education was unchanged between 2000 and 2010, a period during which tobacco use significantly declined among all other groups with higher educational attainment. Those with less than a high school education now smoke at a rate three times that of college graduates.

On May 16, 2013 *The Richmond Times Dispatch* carried a "Letter" stating: "The Centers for Disease Control holds that almost 40 percent of adult smokers in Virginia make less than $15,000 a year." When this fact was raised at the same day's annual meeting of a key competitor of Lorillard, its CEO declined to outline what that company was doing to dissuade this group of people (i.e., the less educated and more poor) from smoking. Instead he pointed to success in youth-reduction, noting the company's programs and other actions to "communicate the health effects of our tobacco products" and the company's "cessation information."

Because the proponents of this resolution have not seen specific cessation materials aimed at this key demographic i.e., people who are poor and less-education), it seems incumbent that the Company not be seen as benefitting from their exploitation by using its harm-causing products. This is especially incumbent on Loriallard because its menthol cigarettes are the biggest seller in demographics where people are more poor and less educated.

RESOLVED, the Board of Directors of Lorillard initiate efforts within six months of the annual meeting to prepare appropriate materials (similar to the success that has been noted with parallel materials for youth) informing poor and less formally educated tobacco users of the health consequences of smoking our products along with market-appropriate cessation materials. A report on this material's preparation and method of distribution shall be made available to requesting shareholders, at an appropriate cost, within one year of the 2014 annual meeting.



BNY MELLON

November 21, 2013

Ms. Jennifer Neppel
Director, Cash & Investments
Catholic Health Initiatives
198 Inverness Drive West
Suite 800
Englewood, CO 80112

Dear Jennifer,

This letter is in response to your request for confirmation that Catholic Health Initiatives currently holds 132 shares of Lorillard Inc., Com. Catholic Health Initiatives has continuously held these shares of stock for at least one year prior to and including submission of CHI's letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by The Bank of New York Mellon for Catholic Health Initiatives in our nominee name at the Depository Trust Company and this letter is a statement of The Bank of New York Mellon Corporation as record holder of the above referenced common stock.

Please contact me directly at 412-234-8822 with any questions.

Regards,

Thomas J. McNally
Vice President


CATHOLIC HEALTH
INITIATIVES®

A spirit of innovation, a legacy of care.

198 Inverness Drive West
Englewood, CO
80112

Phone 303.298.9100
Fax 303.298.9690
catholichealthinitiatives.org

December 18, 2013

Ronald O. Whitford, Jr.
Associate General Counsel
Assistant Secretary
Lorillard, Inc.
714 Green Valley Road
Greensboro, NC 27408

Dear Mr. Whitford,

I am responding on behalf of Catholic Health Initiatives to your letter of December 5, 2013. The letter requests that Catholic Health Initiatives consent to Trinity Health's co-sponsorship of our shareholder proposal (original letter attached).

This letter serves as consent for Catholic Health Initiatives and Trinity Health to co-sponsor the shareholder proposal.

Thank you for your attention to this matter. Please let me know if you have any further questions.

Best Regards,

Colleen Scanlon

Colleen Scanlon, RN, JD
Senior Vice President, Advocacy
Catholic Health Initiatives

cc: Cathy Rowan, Trinity Health

CATHOLIC HEALTH INITIATIVES®

A spirit of innovation, a legacy of care.

November 21, 2013

Lorillard, Inc.
Murray S. Kessler, CEO
714 Green Valley Road
New York, NC 27408

Dear Mr. Kessler:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, with operations in 18 states, including 87 hospitals; 40 long-term care, assisted- and residential-living facilities; two academic medical centers; two community health-services organizations; two accredited nursing colleges; and home health agencies. As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions.

The use of tobacco products continues to be an enormous health problem in the United States and throughout the world. Tobacco usage prevalence is higher and particularly problematic for persons who are poor and their families. Such usage can create even greater poverty. Catholic Health Initiatives requests that the Lorillard Board of Directors authorize and oversee the development of appropriate materials to educate persons who are poor and less formally educated on the health consequences of smoking and the benefits of smoking cessation.

Catholic Health Initiatives is the beneficial owner of approximately 132 shares of stock in Lorillard, Inc. Through this letter we notify the company of our intention to file the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition we request that we be listed as the primary filer of this resolution in the company proxy statement.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules.

Colleen Scanlon, Senior Vice President, Advocacy will serve as the contact for Catholic Health Initiatives and can be reached at 303-383-2693. It is our tradition as a religiously sponsored organization to seek dialogue with companies on the issue in the resolution offered to the shareholders. We hope that a discussion of this sort is of interest to you as well.

Sincerely,



Kevin E. Lofton
President and CEO

Attachments
KEL/CS/dm

cc: Julie Wokaty, Interfaith Center on Corporate Responsibility

WHEREAS, tobacco-use, poverty and lower-educational levels are intrinsically linked. The World Health Organization states: "Tobacco and poverty have become linked in a vicious circle, through which tobacco exacerbates poverty and poverty is also associated with higher prevalence of tobacco use. Several studies from different parts of the world have shown that smoking and other forms of tobacco use are much higher among the poor" (www.who.int/tobacco/research/economics/rationale/poverty/en/indesx.html)

In the United States, partly due to various tobacco control programs, smoking rates have declined among all demographic groups except two: people who are poor and less-educated.

The New York Department of Health has shown "the decline in smoking has not occurred among the poor—those least able to afford the cost of cigarettes and the consequences of addiction." Among those with household incomes less than $15,000 a year, the smoking rate has not changed in the past 10 years.

Regarding those less educated, it stated:

> Smoking rates have not changed for the less educated, poorer segments of society. Smoking among those with less than a high school education was unchanged between 2000 and 2010, a period during which tobacco use significantly declined among all other groups with higher educational attainment. Those with less than a high school education now smoke at a rate three times that of college graduates.

On May 16, 2013 *The Richmond Times Dispatch* carried a "Letter" stating: "The Centers for Disease Control holds that almost 40 percent of adult smokers in Virginia make less than $15,000 a year." When this fact was raised at the same day's annual meeting of a key competitor of Lorillard, its CEO declined to outline what that company was doing to dissuade this group of people (i.e., the less educated and more poor) from smoking. Instead he pointed to success in youth-reduction, noting the company's programs and other actions to "communicate the health effects of our tobacco products" and the company's "cessation information."

Because the proponents of this resolution have not seen specific cessation materials aimed at this key demographic i.e., people who are poor and less-education), it seems incumbent that the Company not be seen as benefitting from their exploitation by using its harm-causing products. This is especially incumbent on Loriallard because its menthol cigarettes are the biggest seller in demographics where people are more poor and less educated.

RESOLVED, the Board of Directors of Lorillard initiate efforts within six months of the annual meeting to prepare appropriate materials (similar to the success that has been noted with parallel materials for youth) informing poor and less formally educated tobacco users of the health consequences of smoking our products along with market-appropriate cessation materials. A report on this material's preparation and method of distribution shall be made available to requesting shareholders, at an appropriate cost, within one year of the 2014 annual meeting.

EXHIBIT B


TRINITY HEALTH



CATHOLIC HEALTH EAST

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787
E-Mail Address: rowan@bestweb.net

November 26, 2013

Mr. Murray S. Kessler, Chairman, President & CEO
ATTN: Office of the Corporate Secretary
Lorillard, Inc
714 Green Valley Road
Greensboro, NC 27408

Dear Mr. Kessler,

Trinity Health, with an investment position of over $2000 worth of shares of common stock in Lorillard, Inc., looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Lorillard Inc. is enclosed. Trinity Health has continuously held stock in Lorillard for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this shareholder proposal is Colleen Scanlon of Catholic Health Initiatives (303-383-2693). We are co-filing this proposal with Catholic Health Initiatives out of our concern for economically poor and vulnerable people in our society.

We look forward to discussing this proposal with the Company at your earliest convenience.

Sincerely,
Catherine M. Rowan

Catherine M. Rowan
Director, Socially Responsible Investments

enc

WHEREAS, tobacco-use, poverty and lower-educational levels are intrinsically linked. The World Health Organization states: "Tobacco and poverty have become linked in a vicious circle, through which tobacco exacerbates poverty and poverty is also associated with higher prevalence of tobacco use. Several studies from different parts of the world have shown that smoking and other forms of tobacco use are much higher among the poor" (www.who.int/tobacco/research/economics/rationale/poverty/en/indesx.html)

In the United States, partly due to various tobacco control programs, smoking rates have declined among all demographic groups except two: people who are poor and less-educated.

The New York Department of Health has shown "the decline in smoking has not occurred among the poor—those least able to afford the cost of cigarettes and the consequences of addiction." Among those with household incomes less than $15,000 a year, the smoking rate has not changed in the past 10 years.

Regarding those less educated, it stated:

> Smoking rates have not changed for the less educated, poorer segments of society. Smoking among those with less than a high school education was unchanged between 2000 and 2010, a period during which tobacco use significantly declined among all other groups with higher educational attainment. Those with less than a high school education now smoke at a rate three times that of college graduates.

On May 16, 2013 *The Richmond Times Dispatch* carried a "Letter" stating: "The Centers for Disease Control holds that almost 40 percent of adult smokers in Virginia make less than $15,000 a year." When this fact was raised at the same day's annual meeting of a key competitor of Lorillard, its CEO declined to outline what that company was doing to dissuade this group of people (i.e., the less educated and more poor) from smoking. Instead he pointed to success in youth-reduction, noting the company's programs and other actions to "communicate the health effects of our tobacco products" and the company's "cessation information."

Because the proponents of this resolution have not seen specific cessation materials aimed at this key demographic i.e., people who are poor and less-education), it seems incumbent that the Company not be seen as benefitting from their exploitation by using its harm-causing products. This is especially incumbent on Loriallard because its menthol cigarettes are the biggest seller in demographics where people are more poor and less educated.

RESOLVED, the Board of Directors of Lorillard initiate efforts within six months of the annual meeting to prepare appropriate materials (similar to the success that has been noted with parallel materials for youth) informing poor and less formally educated tobacco users of the health consequences of smoking our products along with market-appropriate cessation materials. A report on this material's preparation and method of distribution shall be made available to requesting shareholders, at an appropriate cost, within one year of the 2014 annual meeting.



Northern Trust

November 26, 2013

TO WHOM IT MAY CONCERN:

Please accept this letter as verification that as of November 26, 2013, Northern Trust as custodian held for the beneficial interest of Trinity Health 2,257 shares of Lorillard, Inc..

As of November 26, 2013 Trinity Health has held at least $2,000 worth of Lorillard, Inc continuously for over one year. Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2014.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely

Nicholas Diasio
Account Manager – Trust Officer